Exhibit 1

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	Note	September 30, 2019	December 31, 2018
		(euros in thousands)
Non-current assets
Property, plant and equipment, net		3,422	2,420
Lease right-of-use assets	9	5,843	—
Intangible assets, net		2,304	2,445
Non-current investments	5	10,609	16,945
Other assets		942	1,075

		23,120	22,885
Current assets
Trade and other receivables	6	9,218	7,032
Current investments	5	34,045	44,855
Cash and cash equivalents		123,480	143,747

		166,743	195,634

Total assets		189,863	218,519

Shareholders’ equity	10
Common share capital		2,107	2,102
Common share premium		264,892	264,854
Accumulated loss		(196,624)	(175,085)

Total shareholders’ equity		70,375	91,871
Non-current liabilities
Deferred revenue	8	85,361	97,675
Other liabilities	9	4,463	—

		89,824	97,675
Current liabilities
Trade payables		2,452	3,819
Taxes and social security liabilities		183	256
Deferred revenue	8	17,163	16,934
Other liabilities and accruals	7	9,866	7,964

		29,664	28,973

Total liabilities		119,488	126,648

Total shareholders’ equity and liabilities		189,863	218,519

The footnotes are an integral part of these condensed consolidated interim financial statements.

Merus N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
		(euros in thousands, except per share data)
Revenue	11	8,115	6,514	21,396	22,978
Research and development costs		(12,814)	(11,896)	(33,169)	(34,717)
Management and administration costs		(2,852)	(2,658)	(7,907)	(8,149)
Other expenses		(4,360)	(3,949)	(12,107)	(9,932)

Total operating expenses	12	(20,026)	(18,503)	(53,183)	(52,798)

Operating result		(11,911)	(11,989)	(31,787)	(29,820)
Finance income		3,482	1,369	5,381	6,314
Other income		175	—	175	—
Finance cost		(71)	(3)	(167)	(4)

Net finance and other income	14	3,586	1,366	5,389	6,310

Result before taxation		(8,325)	(10,623)	(26,398)	(23,510)
Income tax expense		1	(67)	(119)	(206)

Result after taxation		(8,324)	(10,690)	(26,517)	(23,716)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Exchange differences from the translation of foreign operations		64	5	70	26

Total other comprehensive income for the period		64	5	70	26

Total comprehensive loss for the period		(8,260)	(10,685)	(26,447)	(23,690)

Loss per share - basic and diluted*		(0.35)	(0.47)	(1.13)	(1.07)
Weighted average shares outstanding - basic and diluted*		23,402,887	22,687,034	23,388,036	22,105,524

*

For the periods included in these financial statements, share options were excluded from the diluted loss per share calculation as the Company was in a loss position in each period presented above. As a result, basic and diluted loss per share are equal.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Merus N.V.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Note	Common share capital	Common share premium	Accumulated loss	Total shareholders’ equity
		(euros in thousands)
Balance at January 1, 2018		1,749	213,618	(158,775)	56,592
Result after taxation for the period				(23,716)	(23,716)
Other comprehensive income				26	26

Total comprehensive loss for the period				(23,690)	(23,690)
Transactions with owners of the Company:
Issuance of shares (net)	10	297	45,139	—	45,436
Equity settled share-based payments	10	—	—	6,588	6,588

Total contributions by owners		297	45,139	6,588	52,024

Balance at September 30, 2018		2,046	258,757	(175,877)	84,926

Balance at January 1, 2019		2,102	264,854	(175,085)	91,871
Result after taxation for the period				(26,517)	(26,517)
Other comprehensive income				70	70

Total comprehensive loss for the period				(26,447)	(26,447)
Transactions with owners of the Company:
Issuance of shares (net)	10	5	38	—	43
Equity settled share-based payments	10	—	—	4,908	4,908

Total contributions by owners		5	38	4,908	4,951

Balance at September 30, 2019		2,107	264,892	(196,624)	70,375

The footnotes are an integral part of these condensed consolidated interim financial statements.

Merus N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

		Nine months ended September 30,
	Note	2019	2018
		(euros in thousands)
Cash flows from operating activities
Result after taxation		(26,517)	(23,716)
Adjustments for:
Unrealized foreign exchange results	14	(3,888)	(4,472)
Depreciation and amortization		1,722	361
Share-based payment expenses	10	4,908	6,588
Other non-cash adjustments		(1,388)	(985)

		(25,163)	(22,224)
Changes in operating assets and liabilities:
Trade and other receivables	6	(2,202)	(5,028)
Other assets		133	(826)
Trade payables		(1,367)	2,563
Other liabilities and accruals	7	1,190	4,759
Deferred revenue	8	(12,085)	(9,623)
Taxes and social security liabilities		(73)	(49)

		(39,567)	(30,428)
Interest paid	14	(167)	(4)
Taxes paid		(245)	(306)

Net cash used in operating activities		(39,979)	(30,738)
Cash flow from investing activities
Purchases of investments	5	(43,983)	(60,800)
Proceeds from investment maturities	5	63,817	37,648
Purchases of intellectual property		—	(250)
Acquisition of property, plant and equipment		(1,960)	(1,094)
Interest received	6,14	998	947

Net cash provided by (used in) investing activities		18,872	(23,549)
Cash flow from financing activities
Proceeds from issuing shares, net of issuance costs	10	—	44,665
Proceeds from share option exercises	10	43	771
Payment of lease liabilities		(876)	—

Net cash provided by (used in) financing activities		(833)	45,436
Net decrease in cash and cash equivalents		(21,940)	(8,851)
Effects of exchange rate changes on cash and cash equivalents		1,673	2,040
Cash and cash equivalents as at beginning of period		143,747	149,678

Cash and cash equivalents as at end of period		123,480	142,867

Changes in accrued capital expenditures		(368)	12

The footnotes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General Information

Nature of Business

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics (Biclonics®), headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located at 139 Main St., Cambridge, Massachusetts, United States. These condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2019, comprise Merus N.V. and Merus US, Inc. (collectively, the “Company”).

Since inception, the Company has generated an accumulated loss of €196.6 million as of September 30, 2019. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance through discovery, preclinical development and clinical trials and as it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate.

As a result, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity offerings, debt financings, or other sources, which may include collaborations with third parties and business development opportunities. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on its financial condition and ability to pursue its business strategy. The Company will need to generate significant revenues to achieve profitability and may never do so. Therefore, the financial statements of the Company have been prepared on the basis of the going concern assumption.

Based on the Company’s current operating plan, it expects that its existing cash and cash equivalents of €123.5 million and investments of €44.7 million as of September 30, 2019 will be sufficient to fund its operations into 2022, after consideration of subsequent events as described in Note 15.

Equity Offerings

On February 13, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share, to the Investors at a purchase price equal to $18.00 per share (the “Private Placement”). The Purchase Agreement contained customary representations and warranties from the Company and the Investors and customary closing conditions. On February 15, 2018, the Company completed the sale under the Private Placement and received aggregate gross proceeds of approximately $55.8 million, or €44.8 million.

2. Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies that were previously disclosed in its Annual Report on Form 20-F for its fiscal year ended December 31, 2018, or in the methodology used in formulating these significant judgments and estimates that affect the application of these policies, except for the adoption of new accounting standards as disclosed more fully below and in Note 3.

Basis of Presentation

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements included in its annual report on Form 20-F for the year ended December 31, 2018. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements. All intercompany transactions and balances are eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of operations to be expected for the full fiscal year ending December 31, 2019.

Foreign Currency Transactions

Items recorded in each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional currency. The functional currency of Merus US, Inc. is the U.S. dollar. All amounts are rounded to the nearest thousand euros, except where otherwise indicated.

Seasonality

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of innovative antibody therapeutics.

Cash and Cash Equivalents

For the purpose of presentation in the unaudited condensed consolidated statement of cash flows as well as the unaudited condensed consolidated statement of financial position, cash and cash equivalents include deposits held with financial institutions with a maturity of three months or less from the date of acquisition. As of September 30, 2019, cash and cash equivalents include €49.3 million of short-term investments with a three month or less maturity, callable on demand. The carrying values of short-term investments approximate fair value due to their short-term maturities.

Revenue Recognition

The Company accounts for revenue in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.

The terms of the contracts within the scope of IFRS 15 may contain multiple promised goods and services, which often include license rights to certain of the Company’s product candidates and research and development (“R&D”) activities. Payments under such agreements include: (i) upfront nonrefundable license fees; (ii) payments for R&D services performed by the Company, including reimbursement for certain external costs; (iii) payments based upon the achievement of certain development, regulatory and commercial milestones; and (iv) royalties on net product sales, if any.

Under IFRS 15, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under IFRS 15: (i) identification of the contract(s) with the customer; (ii) identification of the performance obligations; (iii) determination of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

In order to account for contracts with customers, the Company identifies the promised goods or services in the contract and evaluates whether such promised goods or services represent performance obligations. The Company accounts for those components as separate performance obligations when the following criteria are met: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and (ii) the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. This evaluation requires subjective determinations and requires the Company to make judgments about the promised goods and services and whether such goods and services are separable from the other aspects of the contractual relationship. In determining the performance obligations, the Company evaluates certain criteria, including whether the promised good or service is capable of being distinct and whether such good or service is distinct within the context of the contract, based on consideration of the relevant facts and circumstances for each arrangement. Factors considered in this determination include the research, manufacturing and commercialization capabilities of the customer; the availability of research and manufacturing expertise in the general marketplace; and the level of integration, interrelation, and interdependence among the promises to transfer goods or services.

The transaction price is allocated among the performance obligations using the relative selling price method and the applicable revenue recognition criteria are applied to each of the separate performance obligations. At contract inception, the Company determines the standalone selling price for each performance obligation identified in the contract. If an observable price of the promised good or service sold separately is not readily available, the Company utilizes assumptions that require judgment to estimate the standalone selling price, which may include development timelines, probabilities of technical and regulatory success, reimbursement rates for personnel costs, forecasted revenues, potential limitations to the selling price of the product, expected technological life of the product and discount rates.

Upfront License Payments

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are not distinct and bundled with other performance obligations, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from the combined performance obligation. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestones

At the inception of each arrangement that includes pre-commercial milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant cumulative revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control, such as regulatory approvals, are not considered probable of being achieved until the uncertainty related to the milestone is resolved. The transaction price is then allocated to each performance obligation on a relative selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. Any such adjustments are recorded on a cumulative catch-up basis, which affects revenue in the period of adjustment. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of: (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue.

R&D Cost Reimbursement

R&D cost reimbursement revenue, which is typically related to reimbursements from customers for the Company’s performance of R&D services under the respective agreements, is recognized on the basis of labor hours valued at a contractually agreed rate. R&D cost reimbursement revenue also includes reimbursements for related out-of-pocket expenses and third-party costs. R&D cost reimbursement revenue is recognized in the same period as the costs for which they are intended to compensate. Expenses eligible for reimbursement to the collaborating party, which are not in exchange for distinct goods or services, are netted with the R&D cost reimbursement revenue with the same party.

The Company typically acts as the principal under such arrangements and, therefore, records these reimbursements on a gross basis. The impact of the IFRS 15 was also assessed for the instances under the ONO Pharmaceutical Co., Ltd. (“ONO”) research and license agreement where the Company acts as an agent. The Company concluded that no control was obtained for these pass-through arrangements to reimburse costs under the ONO research and license agreement and as such the cost reimbursements were netted in R&D instead of being recognized as revenue.

Costs of Obtaining a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer if it expects to recover those costs. To date, the Company has not capitalized any incremental costs for obtaining a contract.

Government Grants

The Company receives certain government and regional grants, which support its research efforts in defined projects, and include contributions towards the R&D cost. When there is reasonable assurance that the Company will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, government grants are recognized as revenue on a gross basis in the consolidated statement of profit or loss and comprehensive loss on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate. In the case of grants related to assets, the received grant will be deducted from the carrying amount of the asset.

Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”). This standard applies to all leases, including leases of right-of-use assets in a sublease, except for leases that are within the scope of other standards, such as licenses of intellectual property, service concession arrangements and rights held by a lessee under licensing agreements.

IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Determining Whether an Arrangement Contains a Lease

At inception of an arrangement, the Company determines whether the arrangement conveys the right to control the use of an identified asset for a period in exchange for consideration, in which case the arrangement is, or contains, a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company allocates the consideration in the arrangement to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. However, for non-real estate leases, the Company has elected not to separate non-lease components and accounts for the lease and non-lease components as a single lease component.

Lease Assets and Lease Liabilities

The Company recognizes a right-of-use asset (“lease asset”) and a lease liability at the lease commencement date. The lease asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to restore the underlying asset, less any lease incentives received. Subsequent to initial recognition, the lease asset is depreciated from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. Lease asset depreciation expense is recognized as an operating expense in the condensed consolidated statement of profit or loss and comprehensive loss.

The lease liability is initially measured at the present value of outstanding lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate. A corresponding adjustment is made to the carrying amount of the lease asset. Interest expense related to the Company’s lease liabilities is recognized as a finance expense in the condensed consolidated statement of profit or loss and comprehensive loss.

Short-Term Leases and Low Value-Leases

The Company has elected not to recognize lease assets and lease liabilities for short-term leases (leases with a term of 12 months or less) and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in its condensed consolidated statement of profit or loss and comprehensive loss over the lease term.

3. Recently Issued or Adopted International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018.

Newly Adopted International Financial Reporting Standards

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, which supersedes existing lease guidance. Prior to the adoption of IFRS 16, the Company classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. A lease asset and lease liability were recognized for those leases classified as finance leases. Operating leases were not recognized in the Company’s statement of financial position. IFRS 16 established a right-of-use model that requires all lessees to recognize a lease asset and a lease liability in their statement of financial position that arise from leases with a term that is greater than 12 months. IFRS 16 was effective for annual and interim reporting periods beginning on or after January 1, 2019 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application.

The Company adopted IFRS 16 on January 1, 2019, using a modified retrospective transition approach applied to leases existing as of, or entered into after, January 1, 2019. The Company elected to utilize the package of practical expedients available for expired or existing contracts, which allowed the Company to carryforward historical assessments of whether contracts are or contain leases, lease classification and accounting for initial direct costs. In addition, the Company elected the practical expedients related to the recognition exemption for short-term leases and low-value leases. The adoption of this standard results in leases being recognized in the consolidated statement of financial position, except for short-term leases and low-value leases. See Note 9 for further details.

4. Use of Estimates, Judgments and Assumptions

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

Equity Settled Share-based Payments

Share options granted to employees, consultants and directors are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

(a)	the exercise price of the option;

(b)	the expected life of the option;

(c)	the current value of the underlying shares;

(d)	the expected volatility of the share price;

(e)	the dividends expected on the shares;

(f)	the risk-free interest rate for the life of the option; and

(g)	the expected share option forfeitures.

The estimated fair value of each share option granted is determined utilizing the Hull & White option pricing model, which considers the terms and conditions attached to the grants made and is reflective of expected exercise behavior. Because the Company’s shares have been publicly traded for a relatively short amount of time, the expected volatility is set by also giving weight to the historic share price volatility of a set of peer companies. As a proxy for the risk-free rate, the continuous yield on U.S. Treasury Bills with a term to maturity comparable to the expected life of the options, as published by the U.S. Department of Treasury, is applied.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received are dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options. These assumptions and estimates are further discussed in Note 10 to the interim financial statements.

Capitalization of Development Costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met through September 30, 2019. Therefore, all development expenditures relating to internally generated intangible assets during the nine months ended September 30, 2019 were expensed as incurred.

Income Taxes

As of September 30, 2019, deferred tax assets have not been recognized in respect of tax losses and deductible temporary differences. In November 2018, the Dutch tax authorities confirmed that the $120.0 million upfront license fee received from Incyte Corporation (“Incyte”) can be fully recognized in 2017 for Dutch corporate income tax purposes, which resulted in a significant reduction of the Company’s tax loss carry-forwards. The treatment of upfront license fees received is consistently applied by the Company for Dutch corporate income tax purposes. There will be no impact on the Company’s consolidated statements of financial position or consolidated statement of profit or loss and comprehensive loss as no deferred tax asset was recognized. Therefore, at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses and deductible temporary differences can be utilized.

Merus US, Inc., which is incorporated in the U.S. in the State of Delaware, is subject to statutory U.S. Federal corporate income taxes and state income taxes for Massachusetts. Current year income tax expense as stated in the condensed consolidated statement of profit or loss and comprehensive income was attributable to Merus US, Inc., which provides general management services and strategic advisory services to the Company.

Revenue Recognition

Pursuant to the Company’s research, collaboration and license agreements with ONO, Incyte, Jiangsu Simcere Pharmaceutical Co. Ltd. (“Simcere”) and Betta Pharmaceuticals Co. Ltd. (“Betta”), the Company has received upfront nonrefundable payments and milestone payments for certain rights granted under the respective agreements. The applicable period over which to recognize these upfront or milestone payments requires significant judgment and was impacted by the adoption of IFRS 15 (see Note 8).

Accrual of R&D Expenses

R&D expenses represent costs that primarily include: (i) payroll and related costs (including share-based payment expenses) associated with R&D personnel; (ii) costs related to clinical trials, translational and preclinical testing of the Company’s technologies under development; (iii) costs to develop product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses; (iv) expenses for research services provided by universities and contract laboratories; and (v) other R&D expenses. R&D expenses are recognized in the consolidated statement of profit or loss and comprehensive loss as incurred and have no alternative future uses.

As part of the process of preparing its consolidated financial statements, the Company is required to estimate certain of its R&D expenses, including estimates of third-party contract costs relating to preclinical studies, translational studies, clinical trial activities and related contract manufacturing expenses. This process involves reviewing open contracts and purchase orders, communicating with R&D personnel to identify services that have been performed for the Company and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

The majority of the Company’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its R&D expenses as of each reporting date in its consolidated financial statements based on facts and circumstances known to it at that time. The Company periodically confirms the accuracy of its estimates with the service providers to gauge the reasonableness of its estimates. Differences between actual and estimated expenses recorded have not been material and are adjusted for in the period in which they become known.

5. Investments

The Company classifies and accounts for its investments at amortized cost in accordance with IFRS 9, Financial Instruments.

The Company’s investments include investments in commercial paper, debt securities issued by several public corporations and the U.S. Treasury. Current investments include investments with a maturity date of greater than three months at the date of settlement. Investments with a maturity of 12 months or more from the original investment date are classified as non-current. As of September 30, 2019, there are €6.0 million of non-current investments that will mature in 12 months.

Investments as of September 30, 2019 and December 31, 2018 consisted of the following:

	Balance as per
	September 30, 2019	December 31, 2018
	(euros in thousands)
Commercial paper	15,034	22,208
U.S. Treasury securities	2,748	6,733
Corporate fixed income bonds	16,263	14,185
Agency bonds	—	1,729

Current investments	34,045	44,855

Corporate fixed income bonds	8,322	16,945
Agency bonds	2,287	—

Non-current investments	10,609	16,945

Total investments	44,654	61,800

During the nine months ended September 30, 2019, the Company purchased investments totaling €44.0 million, which are held and denominated in U.S. dollars, and received proceeds of €63.8 million relating to investment maturities. As a result of the fluctuation in foreign currency between the euro and U.S. dollar, the Company recorded foreign currency exchange gains of approximately €3.1 million and €4.0 million as a component of finance income for the three and nine months ended September 30, 2019, respectively.

6. Trade and Other Receivables

All receivables as included in the following table are short-term and due within one year.

	Balance as per
	September 30, 2019	December 31, 2018
	(euros in thousands)
Trade receivables	1,612	2,690
Unbilled receivables	105	236
VAT receivable	773	891
Prepaid expenses	5,476	2,783
Prepaid pension costs	331	—
Interest receivable	197	213
Other receivables	724	219

	9,218	7,032

Trade and unbilled receivables relate primarily to invoicing for cost reimbursements relating to the Incyte collaboration and license agreement, ONO research and license agreements and Simcere collaboration and license agreement. VAT receivable relates to a value added tax receivable from the Dutch tax authorities. Prepaid expenses consist of expenses that were paid but are related to activities taking place in subsequent periods.

7. Other Liabilities and Accruals

All amounts are short-term and payable within one year.

	Balance as per
	September 30, 2019	December 31, 2018
	(euros in thousands)
Audit fees	—	167
Personnel-related	457	560
Accrued bonus	1,477	1,523
Accrued R&D costs	5,448	4,409
Lease liabilities	1,491	—
IP legal fees	112	212
Subsidy advances received	—	42
Other accruals	881	1,051

	9,866	7,964

Accrued R&D costs relate to third-party contract costs for preclinical studies, translational studies, clinical trial activities and related contract manufacturing expenses. Accrued bonuses relate to employee bonuses for the financial year 2019, which are expected to be paid out in February 2020. Financial year 2018 bonuses were paid in March 2019. IP legal fees relate to legal cost incurred to obtain, maintain and defend the Company’s intellectual property, including patent applications, patents and trademarks related thereto. Lease liabilities relate to the current portion of lease liabilities recognized under IFRS 16. See Note 3 and Note 9 for further details. Subsidy advances received relate to active grants where the Company has received cash in excess of allowances, which is required to be repaid or recognized as grant revenue when the relevant reimbursable costs are incurred as services are performed.

Tax and Social Security

The WBSO (afdrachtvermindering speur- en ontwikkelingswerk) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform R&D activities (as defined in the WBSO Act). Under this act, a contribution is paid towards the labor costs of employees directly involved in R&D and other related expenditures. The contribution is in the form of a reduction of payroll taxes. Subsidies relating to labor costs are deferred and recognized in the consolidated statement of profit or loss and comprehensive loss as negative labor costs over the period necessary to match them with the labor costs that they are intended to compensate. For the nine months ended September 30, 2019, contributions which reduced payroll taxes totaled €3.1 million. The net balance payable is disclosed within taxes and social security liabilities in the unaudited condensed consolidated statement of financial position as of September 30, 2019.

8. Deferred Revenue

Deferred revenue as of September 30, 2019 and December 31, 2018 consisted of the following:

	Balance as per
	September 30, 2019	December 31, 2018
	(euros in thousands)
Deferred revenue – current portion	17,163	16,934
Deferred revenue	85,361	97,675

	102,524	114,609

Of the total deferred revenue balance at September 30, 2019, €100.6 million related to the Incyte collaboration and license agreement and a share subscription agreement (the “Incyte share subscription agreement”) entered into by the Company with Incyte, signed on December 20, 2016 (together, the “Incyte Agreements”), €1.4 million related to the collaboration and license agreement entered into by the Company with Simcere on January 8, 2018 (the “Simcere collaboration and license agreement”) and €0.5 million related to the collaboration and license agreement entered into by the Company with Betta on December 10, 2018 (the “Betta collaboration and license agreement”). Of the total deferred revenue balance at December 31, 2018, €112.5 million related to the Incyte Agreements and €2.1 million related to the Simcere collaboration and license agreement.

Under the Incyte collaboration and license agreement, Incyte agreed to pay the Company a $120.0 million, or €112.0 million, non-refundable upfront payment, and under the Incyte share subscription agreement, Incyte agreed to purchase 3.2 million common shares at a price per share of $25.00, for an aggregate purchase price of $80.0 million. In January 2017, the Company completed the sale of its common shares under the Incyte share subscription agreement and received the $80.0 million in aggregate purchase price. In February 2017, the Company received the $120.0 million, or €112.0 million, non-refundable upfront payment and recorded it as deferred revenue.

As the Incyte share subscription agreement was denominated in a foreign currency (U.S. dollars) other than the Company’s functional currency (euro), the Company determined that the freestanding forward contract to sell its own shares at a future date, to which the Company became committed on December 20, 2016, did not qualify as equity and thus a freestanding forward contract (derivative asset) was recognized in the Company’s consolidated statement of financial position. The difference between the purchase price of $25.00 per common share in the Incyte share subscription agreement and the market price of the Company’s common shares on December 20, 2016 was considered to be part of the consideration received under the Incyte Agreements. As a result, on December 20, 2016, the Company recorded a liability (deferred revenue) of $32.6 million, or €31.4 million, in its consolidated statement of financial position for the same amount as the fair value of the freestanding forward contract (derivative asset). The deferred revenue liability is not remeasured subsequent to the initial recognition and is accounted for in the same manner as the non-refundable upfront payment.

The Company’s fixed consideration under the Incyte Agreements is $152.6 million, or €143.4 million, consisting of the $120.0 million, or €112.0 million, non-refundable upfront payment from the Incyte collaboration and license agreement and $32.6 million, or €31.4 million, in consideration for the issuance and sale of common shares pursuant to the Incyte share subscription agreement. The transaction price was allocated to a single combined performance obligation that includes a license to the Company’s technology combined with the Joint Steering Committee (“JSC”) services during the research term. Revenue from upfront license payments under the Incyte collaboration and license agreement will be recognized as the Company satisfies the combined performance obligation, or over the nine-year research term, which is a period during which the Company has present enforceable obligation to provide JSC services.

Under the Simcere collaboration and license agreement, the Company agreed to grant Simcere an exclusive license to develop and commercialize in China three bispecific antibodies to be produced by the Company utilizing the Company’s Biclonics® technology platform. The Company retains all rights outside of China. As part of the agreement, the Company has agreed to lead research and discovery activities, while Simcere has agreed to be responsible for the Investigational New Drug (“IND”) application enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. The Company received an upfront, non-refundable payment of $2.75 million, or €2.3 million, relating to three separate research programs. Each research program was determined to be a separate performance obligation and consideration was allocated to each separate obligation. In addition, the Company received a payment of $0.8 million, or €0.6 million, relating to one of the programs, which was also recorded as deferred revenue.

The Company amortizes the upfront payment to revenue over time based on the estimated duration of each research program. As of September 30, 2019, the first and second research programs had commenced. The third research program had not commenced as of September 30, 2019. Accordingly, no revenue has been recognized related to that research program.

On March 14, 2018, the Company entered into a second contract research and license agreement with ONO (the “second ONO research and license agreement”). Pursuant to an exclusive option granted to ONO in the ONO research and license agreement, ONO exercised its option to enter into the second ONO research and license agreement. The Company granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market a limited number of bispecific antibody candidates based on the Company’s Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination.

Under the terms of the agreement, ONO identifies and selects the licensed bispecific antibodies according to a certain critera for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. Additionally, ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has also agreed to fund the Company’s R&D activities and be responsible for the payment of all costs and expenses for its own R&D activities, which are set out in a mutually agreed upon research plan. The Company retains all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO agreed to pay the Company an upfront, non-refundable payment of €0.7 million, €0.3 million intended to compensate the Company for research services already completed upon entering into the agreement and €0.2 million to be paid to the Company over time for full time equivalent funding. The Company identified a single performance obligation of providing research services to ONO, which were fully completed in 2018, and recognized all deferred payments received of approximately €1.2 million as revenue during the year ended December 31, 2018.

Under the Betta collaboration and license agreement, the Company granted Betta an exclusive license to develop and commercialize in China MCLA-129, a proprietary Biclonics® produced by its Biclonics® technology platform. The Company retains all rights outside of China. As part of the agreement, Betta has agreed to retain a contract manufacturing organization with experience in filing IND applications with U.S. regulatory authorities and Clinical Trial Applications with European regulatory authorities in order to produce clinical trial materials for the Chinese market and potentially the rest of the world. As a key strategic component of the collaboration, Betta will be responsible for IND-enabling studies and manufacturing of clinical trial materials in China, which the Company intends to use to assist regulatory filing and early stage clinical development in the rest of the world.

In addition to a non-refundable upfront payment of $1.0 million, or €0.9 million, paid to the Company by Betta in the first quarter of 2019, Betta and the Company will share equally the cost of the transfer of the manufacturing technology to a contract manufacturing organization. The Company is also eligible to receive an aggregate of $12.0 million, or €10.5 million, in milestone payments contingent upon Betta achieving certain specified development and commercial goals as well as tiered royalty payments of net sales of any products resulting from the collaboration in China.

The Company identified a single combined performance obligation, which includes a license to MCLA-129 and other promised goods and services and will recognize revenue over time based on the estimated duration of the IND-enabling studies.

Betta is eligible to receive from the Company an aggregate of $12.0 million, or €10.5 million, in milestone payments contingent upon the Company achieving certain specified development and commercial goals and is eligible to receive tiered royalty payments of net sales outside of China.

9. Leases

Merus N.V. leases its corporate headquarters under an agreement term of five years, which expires in the fourth quarter of 2021. On May 1, 2018, Merus N.V. leased additional space to expand its corporate headquarters under a separate agreement. Under the terms of the new agreement, the term began on May 1, 2018 and expires in the fourth quarter of 2021. If the leases are not terminated by Merus N.V., they will be automatically renewed for a period of two years.

On January 1, 2019, the Company adopted IFRS 16 using a modified retrospective transition approach applied to leases existing as of, or entered into after, January 1, 2019 (see Note 3). The Company applied the standard only to leases that were previously identified as leases under existing lease guidance.

Adoption of the new standard resulted in the recognition of lease assets (lease right-of-use assets) of €2.8 million and lease liabilities (other current and non-current liabilities) of €3.0 million. To measure the lease liabilities at the date of initial application, the Company discounted the outstanding lease payments using its incremental borrowing rate at January 1, 2019 of 5.25%.

In March 2019, Merus US Inc. entered into a lease agreement for office space in Cambridge, Massachusetts. The lease commenced in the second quarter of 2019 and has a term of seven years. The Company recognized a lease asset of $4.3 million, or €3.8 million, and a lease liability of $4.3 million, or €3.8 million, on the condensed consolidated statement of financial position as of the lease commencement date. To measure the lease liability, the Company discounted the outstanding lease payments using its incremental borrowing rate at the lease commencement date of 4.50%.

In July 2019, the Company entered into a lease (the “Lease”) with Kadans Science Partner XII B.V. (“Landlord”), pursuant to which the Company agreed to lease approximately 5,070 square meters of office and laboratory space in a new multi-tenant office building that is to be constructed in Utrecht, the Netherlands (the “Premises”). The initial term of the Lease is ten years from the date that the Premises are completed in accordance with certain specifications provided in a Development Agreement (described below) (the “Completion Date”), which is expected to occur in mid-2022. The Lease will renew for two 5-year terms following the initial term, unless earlier terminated by the Company or the Landlord, except that the earliest the Landlord may terminate the Lease is 20 years from the Completion Date. The Lease provides for an estimated initial rent of €1,323,780 per annum and will be due beginning on the Completion Date. The rent amount is subject to adjustment based on the consumer price index (the “CPI”) beginning on January 1, 2019 through the Completion Date an then annually thereafter, subject to certain limitations if the CPI is greater than 3.0%. The final initial rent amount is contingent upon, among other things, the parameters of the final constructed Premises, the final floor area, and the CPI adjustment described above, and will be determined upon the Completion Date and recorded in a first rider, signed by the Company and the Landlord, to the Lease. The Company is also responsible for certain fit-out costs and service fees related to the Premises.

In July 2019, the Company also entered into a Development Agreement with the Landlord and another tenant, Genmab B.V. (the “Development Agreement”), which provides for the design, development and construction of the new multi-tenant office building of which the Premises is a part.

10. Shareholders’ Equity

Private Placement of Common Shares

On February 13, 2018, the Company entered into the Purchase Agreement. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares to the Investors at a purchase price equal to $18.00 per share. The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. On February 15, 2018, the Company completed the sale under the Private Placement and received gross proceeds of approximately $55.8 million, or €44.8 million.

Share Subscription Agreement with Regeneron

On December 20, 2018, the Company entered into a share subscription agreement (the “Regeneron Subscription Agreement”) with Regeneron Pharmaceuticals, Inc. (“Regeneron”). Pursuant to the Regeneron Subscription Agreement, the Company agreed to sell an aggregate of 600,000 of its common shares to Regeneron at a purchase price equal to $25.00 per share. On December 21, 2018, the Company completed the sale under the Regeneron Subscription Agreement and received gross proceeds of $15.0 million, or €13.1 million. Accordingly, the Company recorded the common shares issued at the fair value of the underlying securities on the date of issuance. The difference between the total proceeds received of $15.0 million, or €13.1 million, and the aggregate value of common shares issued of $6.9 million, or €6.0 million, was recorded as a gain on litigation settlement (see Note 12) of $8.1 million, or €7.1 million, during the year ended December 31, 2018.

Issued and Paid-in Share Capital

All issued shares have been fully paid in cash.

Common Shares

At September 30, 2019 and 2018, a total of 23,407,552 and 22,734,558 common shares, respectively, were issued and fully paid in cash. The following is a tabular reconciliation of common shares outstanding for the nine months ended September 30, 2019 and 2018.

	Nine months ended September 30,
	2019	2018
Common shares outstanding at January 1,	23,358,977	19,429,848
Issued for cash	—	3,099,997
Exercise of common share options	12,080	123,634
Vesting of RSUs	36,495	81,079

Common shares outstanding at September 30,	23,407,552	22,734,558

Share Premium Reserve

The share premium reserve relates to amounts contributed by shareholders at the issue of shares in excess of the par value of the shares issued.

All share premium can be considered as free share premium as referred to in the Netherlands Income tax act.

Share-based Payment Arrangements

Share-based payment expenses included in personnel expenses were €4.9 million and €6.6 million during the nine months ended September 30, 2019 and 2018, respectively. For details on the related share-based payment expenses recognized as employee benefit expenses see Note 13.

In June 2016, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Options granted under the 2016 Plan are exercisable once vested and vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Share Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one common share.

As stated in the 2016 Plan, the Company has established the Non-Executive Director Compensation Program under which non-executive directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards. The initial awards granted under the Non-Executive Director Compensation Program vest in installments over a three-year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options vest in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized for each subsequent award that a non-executive director is entitled to over their remaining term. Since subsequent awards are not subject to shareholder approval, the grant date is established and expenses are based on grant date fair value. The grant date fair value is not updated in each future reporting period and, therefore, the estimated fair value is not revised and expense recognized is based on the actual grant date fair value of the awards granted.

Pursuant to the “evergreen” provisions of the 2016 Plan, the number of common shares authorized for issuance under the plan automatically increased by 934,359 common shares to 1,469,785 common shares effective January 1, 2019.

Measurement of Fair Values of the Equity-settled Share-based Payment Arrangements

The fair value of the share options granted to employees and the Board of Directors has been measured using the binomial option pricing model. Share-based compensation is recognized as an expense based on the grant date fair value over the vesting period in accordance with each separate vesting tranche of the award granted, taking into consideration actual and expected forfeitures at each reporting date and at the respective vesting dates. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value. Key management personnel include the Company’s executive management and the Board of Directors.

The inputs used in the measurement of the fair values and the related fair values at the grant dates for the options granted during the nine months ended September 30, 2019 were:

	Key Management Personnel (euros)	All Other Personnel (euros)
Fair value at grant date	6.07 – 9.25	6.15 – 11.34
Share price at grant date	9.83 – 14.16	9.83 – 18.66
Exercise price	9.83 – 14.16	9.83 – 18.66
Expected volatility (weighted-average)	87.58%	86.52%
Contractual life	10 years	10 years
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	2.06%—2.74%	1.59%—2.65%

Reconciliation of Outstanding Share Options

The number of share options and the weighted average exercise prices of share options granted were as follows for the nine months ended September 30, 2019:

	Weighted average exercise price (euros)	Number of options
Outstanding at January 1, 2019	14.62	2,633,039
Forfeited	14.07	(223,905)
Expired	15.84	(137,260)
Exercised	3.53	(12,080)
Granted	10.68	1,113,371

Outstanding at September 30, 2019	13.35	3,373,165
Exercisable at September 30, 2019	13.53	1,669,769

The options outstanding at September 30, 2019, had an exercise price in the range of €1.93 to €27.47 and a weighted-average remaining contractual life of 7.1 years. The weighted-average share price at the date of exercise for share options exercised during the nine months ended September 30, 2019 was €11.41.

The number of options outstanding by group of employees as of September 30, 2019, was as follows:

Group of employees entitled	September 30, 2019
Key management personnel	2,615,281
All other employees	757,884

Total	3,373,165

The following table summarizes the Company’s RSU activity for the nine months ended September 30, 2019:

	Weighted average grant price (euros)	Number of RSU’s
Outstanding at January 1, 2019	20.03	101,302
Forfeited	—	—
Vested	20.03	(36,495)
Granted	—	—

Outstanding at September 30, 2019	20.03	64,807

11. Revenue

Revenue is recognized at the amount to which the Company expects to be entitled for the transfer of promised goods or services to customers.

Disaggregation of Revenue

The Company’s revenues are generated entirely in the Netherlands. In the following table, revenue is disaggregated by primary source of revenue as follows:

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30 2018
	(euros in thousands)		(euros in thousands)
Upfront payment amortization	4,276	4,394	12,712	13,481
R&D cost reimbursement	1,848	1,967	5,654	6,522
Milestone revenue	2,074	139	3,222	2,779

Revenue from contracts with customers	8,198	6,500	21,588	22,782
Income (expense) from grants on research projects	(83)	14	(192)	196

	8,115	6,514	21,396	22,978

For the three and nine months ended September 30, 2019, the Company recognized amortization of €4.0 million and €11.9 million on upfront payments related to the Incyte collaboration and license agreement, respectively, €0.1 million and €0.5 million on upfront payments related to the Simcere collaboration and license agreement, respectively, and €0.1 million and €0.3 million on the upfront payment related to the Betta collaboration and license agreement, respectively. For the three and nine months ended September 30, 2018, the Company recognized amortization of €4.0 million and €11.9 million on upfront payments related to the Incyte collaboration and license agreement, respectively, €0.2 million and €1.2 million on upfront payments related to the ONO research and license agreement, respectively, and €0.2 million and €0.4 million on upfront payments related to the Simcere collaboration and license agreement, respectively.

For the three and nine months ended September 30, 2019, the Company recognized €1.8 million and €5.5 million of cost reimbursements in support of the Incyte collaboration and license agreement, respectively, zero and €0.1 million of cost reimbursements in support of the research and license agreements with ONO, respectively, and less than €0.1 million and €0.1 million of cost reimbursements in support of the Betta collaboration, research and license agreement, respectively. For the three and nine months ended September 30, 2018, the Company recognized €1.9 million and €6.2 million of cost reimbursements in support of the Incyte collaboration and license agreements, respectively, and €0.1 million and €0.3 million of cost reimbursements in support of the research and license agreements with ONO, respectively.

Milestone revenue consists of milestone payment amortization and research milestones achieved in support of the agreements with ONO and Simcere. For the three and nine months ended September 30, 2019 the Company recognized an aggregate of €2.0 and €3.0 million in research milestones under the research and license agreements with ONO, respectively, and €0.1 million and €0.2 million in research milestone payment amortization under the Simcere collaboration and license agreement, respectively. The Company did not recognize any revenue relating to research milestones under the Betta collaboration and license agreement for the three and nine months ended September 30, 2019. For the three and nine months ended September 30, 2018 the Company recognized an aggregate of zero and €2.5 million in research milestones under the research and license agreement with ONO, respectively, and €0.1 million and €0.3 million in research milestone payment amortization under the Simcere collaboration and license agreement, respectively.

The Company has been awarded grants consisting of cash allowances for specific R&D projects. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by the Company at the end of the contract term. During the second quarter of 2019, the Company received notification from the Netherlands Enterprise Agency that €0.1 million of declared costs previously recognized as grant revenue were not reimbursable. Therefore, the Company recognized €0.1 million as a reduction in grant income for the three and nine months ended September 30, 2019, compared to less than €0.1 million and €0.2 million in grant income for the three and nine months ended September 30, 2018, respectively. As of August 2018, all grants awarded were completed.

Contract Balances

A trade receivable is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the unconditional right to consideration from its customer. Trade receivables relate to invoicing for cost reimbursements, upfront payments and research milestones achieved in support of the Company’s agreements with Incyte, ONO, Simcere and Betta. Payment terms relating to receivables with Incyte, ONO and Simcere are 30 days and payment terms relating to receivables with Betta are 60 days.

A contract asset is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the right to consideration from its customer. These assets represent a conditional right to consideration. Contract assets relate to unbilled amounts for cost reimbursements in support of the Company’s research and license agreements with Incyte and Betta.

A contract liability is recorded when consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services under the terms of the contract. Contract liabilities are recognized as revenue as control of the products or services is transferred to the customer and all revenue recognition criteria have been met. Contract liabilities relate to upfront payments received related to the Incyte collaboration and license agreement, Simcere collaboration and license agreement and Betta collaboration and license agreement (See Note 8).

The following table presents changes in the Company’s trade receivables, contract assets and contract liabilities during the nine months ended September 30, 2019:

	Balance at December 31, 2018	Additions	Deductions	Balance at September 30, 2019
	(euros in thousands)
Trade receivables
Trade receivables	2,690	9,440	(10,518)	1,612

Total trade receivables	2,690	9,440	(10,518)	1,612

Contract assets
Unbilled receivables	236	147	(278)	105

Total contract assets	236	147	(278)	105

Contract liabilities
Deferred revenue	114,609	848	(12,933)	102,524

Total contract liabilities	114,609	848	(12,933)	102,524

For the nine months ended September 30, 2019, deductions from deferred revenue were comprised of revenue recognized that was included in deferred revenue at the beginning of the period totaling €12.6 million.

12. Total Operating Expenses

The following table presents a breakdown of operating expenses:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(euros in thousands)
Manufacturing costs	1,358	3,834	3,683	13,692
IP and license costs	458	559	1,334	1,403
Personnel related R&D	2,869	1,180	7,379	4,988
Other R&D costs	8,129	6,323	20,773	14,634

Total R&D costs	12,814	11,896	33,169	34,717

Management and administration costs	2,852	2,658	7,907	8,149

Litigation costs	1	589	124	1,438
Other operating expenses	4,359	3,360	11,983	8,494

Total other expenses	4,360	3,949	12,107	9,932

Total operating expenses	20,026	18,503	53,183	52,798

R&D costs are comprised of allocated employee costs, the costs of materials and laboratory consumables, intellectual property and license costs and allocated other costs. R&D costs were €12.8 million and €33.2 million for the three and nine months ended September 30, 2019, respectively, as compared to €11.9 million and €34.7 million for the three and nine months ended September 30, 2018, respectively. R&D costs have been driven by lower manufacturing costs, primarily for MCLA-128, and MCLA-145, partially offset by higher preclinical and clinical costs; and higher R&D headcount and related costs.

Other R&D costs consist mainly of laboratory supplies and depreciation expense related to R&D activities, which cannot be specifically allocated to a research project. A breakdown of other R&D costs is presented as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(euros in thousands)
Discovery and preclinical costs	2,502	1,896	6,677	3,659
Clinical costs	4,085	2,812	10,126	7,060
Other R&D costs	1,542	1,615	3,970	3,915

Total other R&D costs	8,129	6,323	20,773	14,634

Management and administration costs

Management and administration costs were €2.9 million and €7.9 million for the three and nine months ended September 30, 2019, respectively, as compared to €2.7 million and €8.1 million for the three and nine months ended September 30, 2018, respectively. The increase in management and administration costs during the three months ended September 30, 2019 is primarily attributable to higher management and administration headcount and related costs, primarily offset by a decrease in share-based compensation expense. The decrease in management and administration costs during the nine months ended September 30, 2019 is primarily attributable to a decrease in share-based compensation expense, partially offset by higher management and administration headcount and related costs.

Litigation costs

On April 5, 2018, an unnamed third party and Regeneron filed notices of opposition against the Company’s EP 2604625 patent, entitled “Generation of Binding Molecules,” in the European Patent Office. The notices asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Regeneron withdrew from this proceeding in January 2019. On August 20, 2018, the Company timely responded to these submissions, and again in April 2019, with proceedings to be ongoing with respect to the unnamed third party. An opposition hearing was held June 2019 during which the patent was revoked. The Company intends to appeal this decision to the Technical Board of Appeals. As this opposition proceeding continues, the Company cannot be certain that the Company will ultimately prevail.

The litigation and opposition related costs were less than €0.1 million and €0.1 million for the three and nine months ended September 30, 2019, respectively, as compared to litigation and opposition costs incurred of €0.6 million and €1.4 million for the three and nine months ended September 30, 2018, respectively, and are included in the condensed consolidated statement of profit or loss and comprehensive loss for the period.

From time to time, the Company may be involved in various other claims and legal proceedings relating to claims arising out of the Company’s operations. The Company is not currently a party to material legal proceedings.

Other operating expenses

Other operating expenses were €4.4 million and €12.0 million for the three and nine months ended September 30, 2019, respectively, as compared to €3.4 million and €8.5 million for the three and nine months ended September 30, 2018, respectively. The increase in other operating expenses is primarily attributable to an increase in consultant costs to support accounting operations and facilities-related expenses for the Cambridge, MA facility.

13. Employee Benefits

Details of the employee benefits are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(euros in thousands)
Salaries and wages	3,544	2,780	10,020	8,285
WBSO subsidy	(796)	(1,591)	(3,115)	(3,491)
Social security premiums	263	198	842	647
Health insurance	83	50	298	238
Pension costs	316	178	880	568
Share-based compensation	1,850	2,034	4,908	6,588
Other personnel expense	969	409	2,755	842

Total employee benefits expense	6,229	4,058	16,588	13,677

Share-based compensation expense recognized as employee benefit expenses was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(euros in thousands)
R&D costs	672	697	2,154	2,223
Management and administration costs	950	1,177	2,204	4,030
Other expenses	228	160	550	335

	1,850	2,034	4,908	6,588

Subsidies earned under the WBSO are deferred and recognized in the Company’s income statement as a reduction to labor costs over the period labor costs are expected to be incurred. The Company has recognized subsidies of €0.8 million and €3.1 million for the three and nine months ended September 30, 2019, respectively, as compared to €1.6 million and €3.5 million for the three and nine months ended September 30, 2018, respectively.

The Company’s headcount at September 30, 2019 was approximately 125 full-time equivalents and consisted of 104 employees in the Netherlands and 21 employees in the U.S. A total of 34 employees who are devoted to activities other than R&D and overall management of the Company were included under management and administration costs for the three and nine months ended September 30, 2019.

The Company’s headcount at September 30, 2018 was approximately 92 full-time equivalents and consisted of 74 employees in the Netherlands and 18 employees in the U.S. A total of 23 employees who were devoted to activities other than R&D and overall management of the Company were included under management and administration costs for the three and nine months ended September 30, 2018.

14. Finance Income (Expense)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(euros in thousands)
Finance income
Interest income	357	461	1,385	1,295
Net gain on foreign exchange	3,125	908	3,996	5,019

	3,482	1,369	5,381	6,314

Other income	175	—	175	—

Finance costs
Interest expense	(71)	(3)	(167)	(4)

	(71)	(3)	(167)	(4)
Total finance income (expense)	3,586	1,366	5,389	6,310

Interest income primarily results from interest earned on cash and investments held on account and accretion of investment earnings.

The Company experienced gains on its U.S. dollar denominated cash, cash equivalents and investments of approximately €3.1 million and gains of €4.0 million for the three and nine months ended September 30, 2019, respectively, as compared to gains of €0.9 million and €5.0 million for the three and nine months ended September 30, 2018. The Company presents foreign currency gains and losses on a net basis as either finance income or finance expense depending on whether foreign currency movements are in a net gain or net loss position. As of September 30, 2019, the Company held approximately $30.3 million and $48.6 million in U.S. dollar denominated cash and cash equivalent accounts and investment accounts, respectively, subject to the fluctuation in foreign currency between the euro and U.S. dollar.

15. Subsequent Events

The Company has evaluated subsequent events through November 12, 2019, the date of issuance of the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2019.

On November 7, 2019, the Company completed an underwritten public offering in which the Company sold 5,462,500 common shares, including 715,500 common shares pursuant to the underwriters’ option to purchase additional shares, at a price to the public of $14.50 for aggregate gross proceeds of $79.2 million.

Except for the item described above, there were no additional events requiring disclosure in the notes to these financial statements.